AFTERMARKET ENTERPRISES, INC.
4339 Santa Fe Road #48-D
San Luis Obispo, California 93401-3306

April 3, 2008

Mara L. Ransom, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Mail Stop 3561
Washington, D.C. 20549

Re:          Aftermarket Enterprises, Inc.
File No. 333-141676

Dear Ms. Ransom:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated March 26, 2008, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

General
Comment 1

We note that you have revised your registration statement to reflect that it has been filed on Form S-1, as opposed to Form SB-2. Please also include the boxes on the bottom of the cover page and check the smaller reporting company box, as applicable.

Response

We have revised the filing accordingly.

Summary of Financial Information, page 4
Comment 2

We note your disclosure of the weighted average number of shares outstanding of 1,592,452 for the year ended December 31, 2007. This disclosure is inconsistent with the number of weighted average number of shares outstanding presented in your consolidated statements of operations on page 4 of your financial statements. Please revise as appropriate. Note that this comment also applies to the number of weighted average number of shares outstanding for the year ended December 31, 2007 presented in Exhibit 11.1.

Response

The weighted average number of shares outstanding in the Summary of Financial Information, page 4 and in Exhibit 11.1 has been revised to the correct number of 1,224,125.

Mara L. Ransom, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
April 3, 2008

Executive Compensation, page 28
Comment 3

We note your indication here and under Results of Operations on page 24 that no compensation was paid to your sole officer. Tell us why, then, your financial statements and the disclosure under Results of Operations on page 24 indicates that you had "employee costs" of $38,996.

Response

The Company has one employee that is not an officer.  The sole officer of the Company received no compensation during 2007 or 2006.

Financial Statements
Aflermarket Enterprises, Inc.
Note 1 Organization and Summary of Significant Accounting Policies, page 7 Income Taxes, page 8
Comment 4

We have reviewed your response and expanded disclosure in response to comment 9 in our letter dated February 8, 2008. Please further expand your disclosure to indicate the expiration dates of the operating loss carryforwards in accordance with paragraph 48.a of SFAS no. 109.

Response

The note has been revised to include the disclosure of the expiration dates of the operating loss carryforwards.

Comment 5

We note that your disclosure on page 8 reflects an income tax provision of $800 for the year ended December 31, 2007. However, your statement of operations for the year ended December 31, 2007 reflects a provision of $0. Please revise as appropriate or otherwise clarify the reason for the difference.

Response

The state of California has a minimum $800 payment due each year with the company’s tax return.  This payment is considered a franchise fee.  This $800 was reported in general and administrative expenses because it is a fee not a tax.  The provision for the franchise fee was removed from the table, but has been disclosed in a narrative instead

Revenue Recognition, page 9
Comment 6

We note from your disclosure in Note 3 on page 19 that management discovered an error related to your revenue recognition. Accordingly, you restated the historical financial statements of Aftermarket Express, Inc. It appears that you have also restated the financial statements of Aftermarket Enterprises, Inc. as of and for the period ended December 31, 2006 for the correction of your accounting treatment of revenue recognition.

Mara L. Ransom, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
April 3, 2008

In addition, it appears you also restated the financial statements of Aftermarket Enterprises, Inc. as of and for the period ended December 31, 2006 as a result of your revision of the purchase price allocation. In this regard, we note from your disclosure in Note 4 on page 10 that as part of the acquisition of Aftermarket Express, Inc., the website was valued at $35,610. In your Form SB-2 filed January 10, 2008, you disclosed in Note 2 on page F-15 that as part of the purchase transaction, you assigned $32,071 to the website. Please address the following:

•	Clearly label any applicable column headings of the Aftermarket Enterprises, Inc. and Aftermarket Express, Inc. financial statements as "Restated."
•
Request your independent accountants to review their report pertaining to the financial statements of Aftermarket Enterprises, Inc. to ascertain whether an explanatory paragraph is required pursuant to Auditing Standards Codification AU Sections 508.16 and 420.12.

•
Add a note to the financial statements of Aftermarket Enterprises, Inc. to include a detailed description of the nature of the errors included in your Form SB-2 filed January 10, 2008. In your disclosure, discuss all of the revisions made to your financial statements as of and for the period ended December 31, 2006. In this regard, we assume disclosure similar to Note 3 will be included in the financial statements of Aftermarket Express, Inc.

Response

The appropriate column headings for 2006 have been labeled with “restated”, the independent accountant’s report has been reviewed for inclusion of the explanatory paragraph and a note to the financial statements of Aftermarket Enterprises, Inc. has been added to disclose the restatement.

Aftermarket Express, Inc.
Note 3 Restatement, page 19
Consolidated Statements of Stockholders' Deficit, page 22

Comment 7

Please revise the December 31, 2005 balance of Accumulated Deficit in the Original column from $3.956 to $39,556. If this is not a typographical error, please supplementally explain.
Signatures, page II-4

Response

The balance of Accumulated Deficit in the Original column on the Statement of Stockholders’ Deficit, page 22 on Note 3 – Restatement has been changed to fix the typographical error.

Comment 8

We note your response to comment 1 I of our letter dated February 8, 2008. While you have revised your disclosure in response to this comment, it does not appear that your officers executed the signature page by providing conformed signatures on each signature line. Please ensure that you do so in your next amendment.

Response

Conformed signatures have been provided in the amended filing.  If you have further questions or need additional information, please let me know.

                    Sincerely,
                    AFTERMARKET ENTERPRISES, INC.

                    /s/ Adam Anthony, CEO